File No. 82-34834

NEWALTA



SUPPL

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Enters Quebec with Acquisition of Industrial Cleaning Business

CALGARY, Alberta, Canada, August 1, 2006 – Newalta Income Fund ("Newalta") today announced it has acquired the operating assets of Norama Industries Inc. ("Norama") for $9.6 million cash.

Norama has a network of three facilities with 100 people in Quebec delivering industrial cleaning and environmental services to industrial, refinery, petrochemical and manufacturing companies. Its specialized transportation fleet includes 45 high-pressure and low-pressure industrial cleaning trucks, vacuum trucks and trailers.

"We are very pleased to enter the Quebec market with a well-managed business and high-quality people. We look forward to expanding this base into a fully integrated industrial services and waste management business in the months ahead," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 59 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Alan P. Cadotte
President and Chief Executive Officer
(403) 806-7025
www.newalta.com


SEC MAIL PROCESSING
RECEIVED
AUG 15 2006
WASH, D.C.
209
SECTION

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta To Hold Second Quarter 2006 Conference Call

CALGARY, Alberta, Canada, August 3, 2006 – Newalta Income Fund ("Newalta") today announced that Management will hold its quarterly conference call on Monday, August 14, 2006 at 4:00 p.m. Eastern Time.

Newalta's Management will review financial results for the second quarter of 2006. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Senior Vice President, Finance and CFO; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 416-695-7896 or 1-888-280-8771. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Monday, August 21, 2006, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 628082.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 59 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com


SEC MAIL PROCESSING
RECEIVED
AUG 15 2006
WASH. D.C.
209
SECTION